Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Metropolitan BancGroup, Inc.

(File No. 001-13253)

January 20, 2017

Dear Shareholder:

We are pleased to announce the signing of a definitive agreement for Metropolitan BancGroup, Inc. (“Metropolitan”) to merge with Renasant Corporation (“Renasant”), based in Tupelo, Mississippi. The proposed transaction has been unanimously approved by the Board of Directors of both companies and is anticipated to close early in the third quarter of 2017, subject to customary closing conditions, including regulatory and shareholder approval. Our Board of Directors and your senior management team believe that the merger will be beneficial to all shareholders. We have consulted with our legal and financial advisors and do not expect any impediments to a successful combination.

This is an important day in Metropolitan’s history and an even more important day for our associates, clients, and shareholders. As a shareholder, you are well aware of our commitment to be good stewards of your investment. After carefully evaluating several different paths for the future of Metropolitan, we decided upon a partnership with Renasant. We strongly believe this transaction will enhance our respective strengths and provide the opportunity to create long-term value for our communities, shareholders, clients, and associates.

Through this process, I have spent a lot of time with Robin McGraw, Chairman of the Board and Chief Executive Officer of Renasant, and have gotten very comfortable with Robin and his executive team. We believe we have found the perfect strategic, financial, and cultural partner. With more than $8.7 billion in assets and more than 175 banking, lending, financial services, and insurance offices in Mississippi, Tennessee, Alabama, Georgia, and Florida, Renasant is able to offer its clients a wide array of products and services. Over its 113 year history, and especially in recent years, Renasant has demonstrated its ability to successfully partner with other institutions, and it possesses a well-regarded reputation and a relationship-oriented business strategy with the culture and feel of a local community bank.

Under the terms of the merger agreement, shareholders of Metropolitan will receive Renasant common stock. At the effective time of the merger, each share of Metropolitan common stock will be exchanged for 0.6066 shares of Renasant common stock. Based on Renasant’s average closing stock price of $42.03 per share over the thirty days ending January 17, 2017, the merger consideration equates to $25.49 per Metropolitan common share, or approximately 219% of tangible book value as of December 31, 2016 and 27.70x Metropolitan’s 2016 diluted earnings per share. The receipt of Renasant common stock by Metropolitan shareholders is expected to be a tax-free exchange.

You will receive proxy materials giving you much more detail about the background of the transaction and the terms of the merger before a special shareholders’ meeting that will be held to vote on the proposed merger. You are urged to read these materials when they become available because they will contain important information about Metropolitan, Renasant, and the merger.

We hope that you, as a shareholder of Metropolitan, are as excited as we are about the opportunities ahead. We not only appreciate your financial support but also the faith and confidence you have had in us and our team over the years. Because of you, we have been able to create a company that not only survived the most trying of economic times, but thrived. We are very proud of what we have accomplished together and look forward to a bright future with you and with Renasant. Thank you again for your support.

Sincerely,

/s/ Curtis J. Gabardi

Mr. Curtis J. Gabardi
Chairman, President, and Chief Executive Officer
Metropolitan BancGroup, Inc.

Attachment – Press Release

Additional Information About the Renasant/Metropolitan Transaction

This communication is being made in respect of the proposed merger involving Renasant and Metropolitan. In connection with the proposed merger, Renasant intends to file a registration statement on Form S-4 that will include a proxy statement of Metropolitan and a prospectus of Renasant, and Renasant will file other relevant documents concerning the proposed merger, with the Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY INVESTMENT DECISION, METROPOLITAN INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, METROPOLITAN AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to shareholders of Metropolitan. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents filed by Renasant (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Executive Vice President and Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.